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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 1996
                  (Date of Event which Requires Filing of this
                                   Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 12686C-10-9                   13D



(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons          Lawrence Dolan
                                             SS:  ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                      (a)
         if a Member of a Group                         ------------------------
                                                        (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                    N/A*
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                       U.S.A.
--------------------------------------------------------------------------------
Number of Shares                   (7) Sole Voting Power                   0
Beneficially Owned                 ---------------------------------------------
by Each Reporting                  (8) Shared Voting Power                 0
Person With                        ---------------------------------------------
                                   (9) Sole Dispositive Power              0
                                   ---------------------------------------------
                                   (10) Shared Dispositive Power           0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                    0
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                               0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                          IN



---------------

*        See Exhibit A.

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CUSIP No. 12686C-10-9                   13D



              CONTINUATION PAGES OF AMENDMENT NO. 1 TO SCHEDULE 13D
                                    FILED BY
                           LAWRENCE DOLAN, AS TRUSTEE

                  This Amendment No. 1 to the Schedule 13D, dated January 6, 1995 (the "Schedule 13D"), previously filed by Lawrence Dolan ("Lawrence Dolan") is being filed in connection with changes in his beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"), resulting from the distribution of all of the shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") from trusts of which Lawrence Dolan is a co-trustee.

                  In addition, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, this Amendment No. 1 restates the Schedule 13D.

Item 1.           SECURITY AND ISSUER.

                  The title of the class of equity securities to which this statement relates is the Class A Common Stock of the Issuer. The address of the principal executive offices of the Issuer is One Media Crossways, Woodbury, New York 11797.

Item 2.           IDENTITY AND BACKGROUND.

                  (a) The name of the person filing this statement is Lawrence Dolan, who is filing as co-trustee for the Trusts listed on Exhibit A.

                  (b) The residence of Lawrence Dolan is 16 Windward Way, Chagrin Falls, Ohio 44023.

                  (c) The present principal occupation of Lawrence Dolan is as attorney at Thrasher, Dinsmore & Dolan. The address is Corporate Place, 100 7th Avenue, Suite 150, Chardon, Ohio 44024-1079.

                  (d) Lawrence Dolan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Lawrence Dolan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or

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CUSIP No. 12686C-10-9                   13D



state securities laws or finding any violation with respect to such laws.

                  (f) Lawrence Dolan is a U.S. citizen.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The shares held by Lawrence Dolan were not acquired by purchase. See Exhibit A.

Item 4.           PURPOSE OF TRANSACTION.

                  The Charles F. Dolan 1994 Grantor Retained Annuity Trust and the Charles F. Dolan 1996 Grantor Retained Annuity Trust (collectively, the "Trusts") were established by Charles F. Dolan ("Charles Dolan") for estate planning purposes. See Exhibit A. Lawrence Dolan has no plans or proposals which relate or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer or the disposition of additional securities of the Issuer;

                  (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer, involving the Issuer or any of its subsidiaries;

                  (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer;

                  (e) any material change in the Issuer's present capitalization or dividend policy;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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CUSIP No. 12686C-10-9                   13D



                  (i) a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) any action similar to any of those enumerated above. See Exhibit A.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Lawrence Dolan no longer beneficially owns any shares of any class of securities of the Issuer.

                  (b) Lawrence Dolan has no sole power, no shared voting power and no dispositive power over any shares of any class of securities of the Issuer.

                  (c) On December 31, 1996, the Trusts (as defined in Exhibit A), in accordance with their terms, made distributions to Charles Dolan of an aggregate of 4,000,000 shares of Class B Common Stock.
See Exhibit A.

                  (d) See Exhibit A.

                  (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Exhibit A.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Not applicable.

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CUSIP No. 12686C-10-9                       13D



SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 14, 1997




                    Signature:   /s/ Lawrence Dolan
                                 By William A. Frewin, Jr.
                                 -------------------------------
                    Name/Title:  Lawrence Dolan, as a Trustee of
                                 each of the following Trusts:
                                   Charles F. Dolan 1994 Grantor
                                     Retained Annuity Trust and the
                                   Charles F. Dolan 1996 Grantor
                                     Retained Annuity Trust
                                 By William A. Frewin, Jr.,
                                 attorney-in-fact

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CUSIP No. 12686C-10-9                    13D



                                    Exhibit A

                  Lawrence Dolan was one of two co-trustees (a "Trustee") of each of (i) the Charles F. Dolan 1994 Grantor Retained Annuity Trust (the "1994 Trust") and (ii) the Charles F. Dolan 1996 Grantor Retained Annuity Trust (the "1996 Trust," and together, the "Trusts"), established for estate planning purposes by Charles F. Dolan ("Charles Dolan"). The other Trustee of the Trusts was Helen A. Dolan ("Helen Dolan"). On December 31, 1996, (i) the 1994 Trust, in accordance with its terms, distributed 1,852,378 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") of Cablevision Systems Corporation, a Delaware corporation (the "Issuer") to Charles Dolan and (ii) the 1996 Trust, in accordance with its terms, distributed 2,147,622 shares of Class B Common Stock of the Issuer to Charles Dolan. The Class B Common Stock of the Issuer is convertible at the option of the holder share for share into Class A Common Stock, par value $.01, of the Issuer. After effecting these distributions, the Trusts no longer own any shares of any class of securities of the Issuer.

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